# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veradigm Inc., CIK 0001124804
CUSIP: 01988P108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 222 MERCHANDISE MART PLAZA, SUITE 2024, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002037231

## Reporting persons
- Kent Lake PR LLC: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 5,134,368; sole dispositive power 0; shared dispositive power 5,134,368; aggregate amount beneficially owned 5,134,368 (4.8% of the class)
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,134,368; sole dispositive power 0; shared dispositive power 5,134,368; aggregate amount beneficially owned 5,134,368 (4.8% of the class)
- Kent Lake Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Kent Lake Capital LLC is the predecessor Investment Adviser/Parent Holding Company for Kent Lake Partners LP. Kent Lake PR LLC is the successor Investment Adviser/Parent Holding Company for Kent Lake Partners LP.
- Benjamin Natter: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,134,368; sole dispositive power 0; shared dispositive power 5,134,368; aggregate amount beneficially owned 5,134,368 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Veradigm Inc.
Address of issuer's principal executive offices: 222 MERCHANDISE MART PLAZA, SUITE 2024, CHICAGO, ILLINOIS, 60654.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Kent Lake PR LLC
(ii) Kent Lake Partners LP
(iii) Kent Lake Capital LLC
(iv) Benjamin Natter
Address of principal business office or, if none, residence:
(i) Kent Lake PR LLC
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610

(ii) Kent Lake Partners LP
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610

(iii) Kent Lake Capital LLC
300 East 2nd Street
Suite 1510 # 1033
Reno, Nevada 89501

(iv) Mr. Benjamin Natter
c/o Kent Lake PR LLC
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610
Citizenship:
(i) Kent Lake PR LLC - Puerto Rico
(ii) Kent Lake Partners LP - DE
(iii) Kent Lake Capital LLC - DE
(iv) Mr. Benjamin Natter - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Kent Lake PR LLC
Amount beneficially owned: 5,134,368

Kent Lake Partners LP
Amount beneficially owned: 5,134,368

Kent Lake Capital LLC
Amount beneficially owned: 0

Benjamin Natter
Amount beneficially owned: 5,134,368
Percent of class:
Kent Lake PR LLC
Percent of class: 4.8%

Kent Lake Partners LP
Percent of class: 4.8%

Kent Lake Capital LLC
Percent of class: 0.0%

Benjamin Natter
Percent of class: 4.8
Sole power to vote or to direct the vote:
Kent Lake PR LLC
Sole power to vote or to direct the vote: 0

Kent Lake Partners LP
Sole power to vote or to direct the vote: 0

Kent Lake Capital LLC
Sole power to vote or to direct the vote: 0

Benjamin Natter
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Kent Lake PR LLC
Shared power to vote or to direct the vote: 5,134,368

Kent Lake Partners LP
Shared power to vote or to direct the vote: 5,134,368

Kent Lake Capital LLC
Shared power to vote or to direct the vote: 0

Benjamin Natter
Shared power to vote or to direct the vote: 5,134,368
Sole power to dispose or to direct the disposition:
Kent Lake PR LLC
Sole power to dispose or to direct the disposition of: 0

Kent Lake Partners LP
Sole power to dispose or to direct the disposition of: 0

Kent Lake Capital LLC
Sole power to dispose or to direct the disposition of: 0

Benjamin Natter
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Kent Lake PR LLC
Shared power to dispose or to direct the disposition of: 5,134,368

Kent Lake Partners LP
Shared power to dispose or to direct the disposition of: 5,134,368

Kent Lake Capital LLC
Shared power to dispose or to direct the disposition of: 0

Benjamin Natter
Shared power to dispose or to direct the disposition of: 5,134,368

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note Above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (11/14/2024)
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (11/14/2024)
- Kent Lake Capital LLC: /s/ Benjamin Natter, Managing Member (11/14/2024)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (11/14/2024)